AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

06013328

82-34639

SEC#82-5258

28 April 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 24 April 2006.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

AGENIX

24 April 2006

AGENIX ANIMAL HEALTH TRANSACTION SETTLES

Agenix confirms that it has settled the animal health transaction announced on 7 April 2006 and today received $6.7 million in cash. As it previously indicated, Agenix will receive a further $3.3 million progressively as working capital items are realised and operational transfer milestones are completed.

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Agenix Limited [ASX: AGX, OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company is focused on developing a pipeline of monoclonal antibody-based products.

Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme.

Agenix employs 90 staff and sells human and animal diagnostic products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.

www.agenix.com